

June 18, 2010

Via U.S. Mail and Fax (952) 715-5088

Michael A. Norona
Executive Vice President & Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, Virginia 24012

> **Re:** **Advance Auto Parts, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-16797**

We have reviewed your response dated June 8, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the period ending January 2, 2010\

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 12

1. Please expand your proposed disclosure in response to comment two of our May 24, 2010 letter to clarify what, if any, action is taken by the Chair when he or she is notified by the general counsel's office of a related party transaction or relationship that was disclosed pursuant to your Code of Ethics and Business Conduct. Please also clarify whether disclosures pursuant to your Code of Ethics and Business Conduct are affirmatively approved or ratified, and if so, by whom. In this regard, we note the second to last sentence of your proposed disclosure which states that with respect to related party transactions disclosed in the Annual Questionnaire, your Nominating and Corporate Governance Committee will determine how this affects a director's independence. This

disclosure, however, does not address the ultimate actions taken with respect to disclosure under the Code of Ethics and Business Conduct, as opposed to the Annual Questionnaire, nor does it address the ultimate actions taken with respect to disclosure by officers in any instance.

<u>Alignment with Stockholder Interests, page 25</u>

2. In response to comment six of our May 24, 2010 letter you describe the process you use for establishing your compensation programs. However, it does not appear that you have disclosed the process that you undertook in reaching the conclusion that neither your annual nor long-term incentive compensation plans "would be reasonably likely to have a materially adverse effect on the Company." Please advise.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director